UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Net Perceptions, Inc. (Name of Issuer)
Common Stock, $.0001 par value (Title of Class of Securities)
94107u101 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 94107u101

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 990,040

	8.	Shared Voting Power

	9.	Sole Dispositive Power 990,040

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,040

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.61

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 94107u101

1.	Names of Reporting Persons. Don C. Whitaker, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 327,300

	8.	Shared Voting Power

	9.	Sole Dispositive Power 327,300

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,300

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.19

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 94107u101

1.	Names of Reporting Persons. Don C. Whitaker, Inc I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 125,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 125,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .456

14.	Type of Reporting Person CO
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Item 1. Security and Issuer Net Perceptions, Inc., Common Stock 7700 France Avenue South Edina, Minnesota 55435 (952)842-5000

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal, retirement and corporate funds of the entities involved. All Transactions were open market transactions and the net approximate amount utilized was $2,284,504.34 for the 1,442,340 shares currently held.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The purpose of the "Whitaker Group" is to participate in the corporate reorganization that is anticipated based upon the February 2003 announcement that "U.S. Bancorp Piper Jaffray was hired to assist in the exploration of near term strategic alternatives". In addition, the company stated: "Based on the outcome of this process, we expect to determine in the near term how best to proceed to maiximize shareholder value".

         During the last two quarterly conference calls since the above statement, it was stressed that efforts were ongoing to maximize shareholder value in the near term.

         If something positive for shareholders doesn't materialize within a reasonable period of time, the "Whitaker Group" will evaluate its alternatives.

         The Whitakers will of course re-evaluate their options which may include the purchase of additional securities of Net Perceptions, Inc., or the disposal of some or all of the securities they presently own depending upon market conditions, availability of funds and other considerations.

5
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in the "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in the "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
No
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 5.256% of Common Stock of Net Perceptions, Inc. Don C. Whitaker 990,040 3.61% Don C. Whitaker, Jr. 327,300 1.19% Don C. Whitaker, Inc. 125,000 .456%

(b)

         Don C. Whitaker and Don C. Whitaker, Jr., each have sole responsibility to vote and dispose of their respective shares. Don C. Whitaker and Don C. Whitaker, Jr., share voting power with regards to the shares held in the name of Don C. Whitaker, Inc.

(c)

         Within the last 60 days the above mentioned entities have participated in the following transactions: Don C. Whitaker has net purchased 830,140 shares with a net expenditure of approximately $1,302,409.19; Don C. Whitaker, Jr., has net purchased 128,500 shares with a net expenditure of approximately $200,889.65; Don C. Whitaker, Inc., has net purchased 70,200 shares with a net expenditure of approximately $111,827.89.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

6/2/03
6/2/03
6/4/03
6/4/03
6/5/03
6/6/03
6/6/03
6/9/03
6/9/03
6/9/03
6/11/03
6/12/03
6/13/03
6/13/03
6/13/03
6/16/03
6/16/03
6/16/03
6/17/03
6/18/03
6/18/03
6/18/03
6/19/03
6/19/03
6/19/03
6/23/03
6/24/03
6/25/03
6/25/03
6/26/03
6/26/03
6/30/03
6/30/03
6/30/03
7/1/03
7/1/03
7/1/03
7/2/03
7/2/03
7/2/03
7/3/03
7/3/03
7/3/03
7/7/03
7/7/03
7/7/03
7/9/03
7/9/03
7/9/03
7/9/03
7/9/03
7/10/03
7/10/03
7/10/03
7/10/03
7/10/03
7/11/03
7/11/03
7/11/03
7/14/03
7/15/03
7/15/03
7/15/03
7/15/03
7/16/03
7/16/03
7/18/03
7/18/03
7/21/03
7/21/03
7/21/03
7/22/03
7/22/03
7/22/03
7/22/03
7/22/03
7/22/03
7/22/03
7/22/03
7/23/03
7/23/03
7/23/03
7/24/03
7/24/03
7/24/03
7/24/03
7/24/03
7/24/03
7/24/03
7/25/03
7/25/03
7/25/03
7/25/03
7/28/03
7/28/03
7/28/03

5000
4500
(1150)
8800
9200
(1200)
16300
2350
18700
5200
9800
19300
5000
6700
19800
5000
800
9500
7446
600
4400
3900
5000
9800
450
7300
300
10000
8400
3200
500
12500
8500
19800
10000
2100
9900
10000
15900
7800
5000
6160
9900
5000
9900
14900
2500
15360
8000
(1600)
(75)
5100
29700
114100
7500
7500
20000
9900
5000
500
111
122
500
2000
2950
1600
13400
6500
600
804
6500
5450
12389
6900
(4400)
59400
19800
18996
9900
5300
30400
7500
2000
(5000)
(7500)
25000
5000
(11551)
103100
9900
10400
(9900)
(600)
1128
108900
5000

1.61
1.61
1.68
1.62
1.62
1.68
1.62
1.63
1.62
1.62
1.62
1.61
1.61
1.60
1.60
1.61
1.60
1.60
1.60
1.60
1.61
1.60
1.60
1.60
1.58
1.61
1.61
1.62
1.61
1.62
1.62
1.60
1.61
1.60
1.58
1.57
1.56
1.59
1.56
1.57
1.56
1.55
1.56
1.54
1.55
1.53
1.56
1.54
1.55
1.57
1.59
1.54
1.51
1.52
1.53
1.54
1.52
1.52
1.52
1.52
1.55
1.53
1.54
1.56
1.56
1.57
1.56
1.57
1.57
1.56
1.57
1.56
1.56
1.57
1.58
1.54
1.52
1.56
1.57
1.57
1.54
1.55
1.57
1.60
1.62
1.60
1.57
1.62
1.60
1.59
1.58
1.61
1.63
1.57
1.58
1.58

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
6

Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2003
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Jr.
By:	/s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

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